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                                                               EXHIBIT (a)(4)

                           [BEAR STEARNS LETTERHEAD]

March 9, 1999

Special Committee of the Board of Directors
Brylane, Inc.
463 Seventh Avenue
New York, NY 10018

          Attention: Peter Starrett, Chairman

Gentlemen:

We understand that Brylane, Inc. ("Brylane"), Pinault-Printemps-Redoute S.A. ("PPR"), and Buttons Acquisition Corporation, a wholly-owned subsidiary of PPR, ("Purchaser") are considering entering into an Agreement and Plan of Merger (the "Merger Agreement") or (the "Transaction") dated March 10, 1999. Pursuant to the Merger Agreement Purchaser intends to purchase all of the outstanding Brylane common stock currently held by holders other than PPR, the Company and their respective wholly-owned subsidiaries (the "Public Stockholders"). Pursuant to the terms of the Merger Agreement the Public Stockholders of Brylane will receive $24.50 (the "Purchase Price") per share net to the sellers in cash in a cash tender offer (the "Offer") made by Purchaser, and the Offer will be followed by a merger, (the "Merger") in which each issued and outstanding share of Common Stock of Brylane beneficially owned by the Public Stockholders at the time of the Merger will be converted into the right to receive the Purchase Price. You have provided us with a draft of the Merger Agreement dated March 9, 1999.

You have asked us to render our opinion as to whether the Purchase Price is fair, from a financial point of view, to the Public Stockholders of Brylane.

In the course of our analyses for rendering this opinion, we have:

     1. reviewed the draft of the Merger Agreement dated March 9, 1999, which we understand is in substantially the form to be executed by Brylane;

     2. reviewed Brylane's Initial Public Offering Prospectus dated February 21, 1997 and its Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended January 31, 1998 and its Quarterly Reports on Form 10-Q for the periods ended May 2, 1998, August 1, 1998 and October 31, 1998;

     3. reviewed preliminary financial information for the fiscal year ended January 31, 1999 and the fiscal quarter ended January 31, 1999;

     4. reviewed certain operating and financial information, including projections, provided to us by management relating to Brylane's business and prospects;

     5. met with certain members of Brylane's management to discuss its operations, historical financial statements and future prospects;

     6. reviewed the historical prices and trading volume of the common shares of Brylane;

     7. reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Brylane;

     8. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Brylane and the Merger Agreement; and

     9. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

In the course of our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information including, and without limitation, the projections provided to us by Brylane. With respect to Brylane's most recent projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Brylane as to the expected future performance of Brylane. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us and we have further relied upon the assurances of the management of Brylane that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. In
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arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Brylane, nor have we been furnished with any such appraisals. In connection with the preparation of this opinion, we have not been authorized by the Special Committee, Brylane, or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of Brylane. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We have assumed that the Merger Agreement executed and delivered by the parties will contain identical financial and economic terms to the draft Merger Agreement reviewed by us. We have assumed that, in all respects material to our analysis, the representations and warranties contained in the Merger Agreement are true and correct and the conditions to the Merger will be met and the Merger will be consummated on the terms and conditions contemplated in the Merger Agreement.

We have acted as a financial advisor to the Special Committee in connection with the Merger Agreement and will receive a fee for such services.

In the ordinary course of business, Bear Stearns may actively trade the equity securities of Brylane for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is intended for the benefit and use of the Special Committee and the Board of Directors of Brylane and does not constitute a recommendation to the Special Committee, the Board of Directors of Brylane or any holders of Brylane common stock as to whether to tender their shares or how to vote in connection with the Merger. This opinion does not address Brylane's underlying business decision to pursue the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any tender offer document, proxy statement or Schedule 13E-3 to be distributed to the holders of Brylane Common Stock in connection with the Transaction.

Based on and subject to the foregoing, it is our opinion that the Purchase Price is fair, from a financial point of view, to the Public Stockholders of Brylane Inc.

                                     Very truly yours,

                                     BEAR, STEARNS & CO. INC.

                                     By: /s/ Jerry H. Marcus
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                                         Senior Managing Director

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